HNR Acquisition Corp.

3730 Kirby Drive, Suite 1200

Houston, TX 77098

October 10, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.W.

Mail Stop 6010/3561

Washington, DC 20549

Attention:	Jenifer Gallagher, Staff Accountant
John Cannarella, Staff Accountant
Sandra Wall, Petroleum Engineer
John Hodgin, Petroleum Engineer
Liz Packebusch, Staff Attorney
Karina Dorin, Staff Attorney

Re:	HNR Acquisition Corp.
Amendment No. 5 to Preliminary Proxy Statement on Schedule 14A
Filed September 28, 2023
File No. 001-41278

Dear Miss Packebusch:

HNR Acquisition Corp. (the “Company”) confirms receipt of the letter dated October 6, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. Please find enclosed a complete copy of Amendment No. 6 (“Amendment No. 6”) to the above-referenced filing (as amended by Amendment No. 6, the “Proxy Statement”).We are responding to the Staff’s comments as set forth below. The Staff’s comments are set forth below, followed by the Company’s response in bold:

Amendment No. 5 to Preliminary Proxy Statement on Schedule 14A

What happens if a substantial number of public stockholders vote in favor of the Purchase Proposal and exercise their redemption rights?, page 20

1.	We note your response to prior comment 24. Please expand your disclosure here to include a cross-reference to the risk factor titled "Unless the Company completes a Preferred Stock PIPE Investment, HNRA may not have sufficient funds to meet the minimum cash amount provided for in the MIPA for Closing."

RESPONSE: In response to the Staff’s comment, the Company has revised page 20 of the Proxy Statement to include a cross-reference to the risk factor entitled “Unless the Company completes a Preferred Stock PIPE Investment, HNRA may not have sufficient funds to meet the minimum cash amount provided for in the MIPA for Closing.”

Summary of the Proxy Statement

Impact of Purchase on HNRA's Public Float, page 33

2.	We note your revised disclosure in response to prior comment 5 reflects the automatic conversion of OpCo Preferred Units into Class A common shares on the two year anniversary of closing under the 50% and Maximum Redemption scenarios. Please expand to reflect the automatic conversion of OpCo Preferred Units assuming no redemptions.

RESPONSE: In response to the Staff’s comment, we advise the Staff that conversion of OpCo Preferred Units was not included in the no redemption scenario because no OpCo Preferred Units will be issued if there are no redemptions. Pursuant to the A&R MIPA, OpCo Preferred Units will only be issued if there is insufficient cash, but under the no redemption scenario, the Company will have sufficient cash at Closing in the Trust Account. The Proxy Statement has been revised to include a footnote to describe this scenario.

Summary of the Proxy Statement

Opinion of RSI & Associates, page 41

3.	We note the revisions made in response to prior comment 7; however, the PV10 value presented for proved developed producing reserves on pages 41 and 126 appears inconsistent with the PV10 value presented in the Cobb reserve report as of December 31, 2022 (dated June 30, 2023). Please correct the PV10 value or explain why a revision is not needed.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 41 and 126 of the Proxy Statement to be consistent with the Cobb Report dated as of December 31, 2022 included as Annex E to the Proxy Statement.

Unaudited Pro Forma Combined Financial Information

Note 4 - Adjustments to Unaudited Pro Forma Combined Financial Information, page 95

4.	We note your response to prior comment 10 where you explain that under each scenario it is presumed that the holders of the OpCo Class B units have exercised the Exchange Right and OpCo has elected to issue Class A common shares to the holders of the OpCo Class B units; therefore, you have not presented any noncontrolling interest for the OpCo Class B units issued to the sellers of POGO. Please detail for us your rationale for assuming the holders of the OpCo Class B units will exercise the Exchange Right as of the date of the business combination as your pro forma financial statements depict.

RESPONSE: Upon further consideration and review of its assumptions made, the Company has revised its pro forma combined financial statements to present the OpCo Class B Units as a noncontrolling interest under ASC 810-10-45-16 until such time as the Exchange Right may be exercised by the Sellers. The Company further notes that the OpCo Class B Units have no rights to distributions or profits and losses of the OpCo, and therefore the pro forma statements of operations do not present any portion of the Company’s net income or loss are attributable to the noncontrolling interest.

5.	We note in response to prior comment 11 you have reclassified the remaining deferred underwriter commission as a current liability. Please reference the $1,300,000 adjustment amount on the pro forma balance sheet to an explanatory note.

RESPONSE: In response to the Staff’s comment, the Company has revised the pro forma balance sheet to reference to pro forma adjustment Note (E).

6.	Please revise Note (B) to indicate you are reflecting the reclassification of $48.5 million of cash and investments held in the Trust Account rather than $48.3 million. In addition, revise Note (C) to indicate you are reflecting net cash proceeds of $27,380,000 from the Debt Commitment Letter rather than $26,880,000.

RESPONSE: In response to the Staff’s comment, the Company has revised Notes (B) and (C) accordingly.

7.	Please revise Notes (N) and (Q) to reflect the correct amounts which correspond to the adjustment amounts on the pro forma balance sheet. That is, the pro forma adjustment amounts assuming 50% redemption and maximum redemption are $13,247,213 and $1,752,787, respectively.

RESPONSE: In response to the Staff’s comment, the Company has revised Notes (N) and (Q) accordingly.

We greatly appreciate the Staff’s patience with this file. The Company is hopeful that it can clear comments as soon as possible, so that the Company may hold a stockholder meeting by the end of October. We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick of the law firm Pryor Cashman LLP at (212) 326-0243, and we welcome a conference call to discuss further.

Very truly yours,

/s/ Donald H. Goree
Name:	Donald H. Goree
Title:	Chief Executive Officer

cc:	Matthew Ogurick

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